# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kustom Entertainment, Inc., CIK 0001342958
CUSIP: 25382T606
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6366 College Blvd., Overland Park, Kansas (KS), 66211
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088809

## Reporting persons
- Yield Point NY LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; sole voting power 0; shared voting power 41,581; sole dispositive power 0; shared dispositive power 41,581; aggregate amount beneficially owned 41,581 (7.3% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to the Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 526,613 outstanding shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') as of March 31, 2026, as verified with the issuer. Beneficial ownership consists of an aggregate of 41,581 shares of Common Stock issuable upon exercise of certain common stock purchase warrants (the ''Warrants'') held directly by the reporting person. Such numbers of shares of Common Stock reflect the issuer's 1-for-3 and 1-for-5 reverse stock splits of its outstanding shares of Common Stock effected on January 8, 2026 and on April 22, 2026, respectively (collectively the ''Reverse Stock Splits'').
- Yisroel Ari Kluger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 41,581; sole dispositive power 0; shared dispositive power 41,581; aggregate amount beneficially owned 41,581 (7.3% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 526,613 shares of Common Stock outstanding as of March 31, 2026, as verified with the issuer. Beneficial ownership consists of an aggregate of 41,581 shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person. Such numbers of shares of Common Stock reflect the Reverse Stock Splits.

## Item 1. Issuer
Name of issuer: Kustom Entertainment, Inc.
Address of issuer's principal executive offices: 6366 College Blvd., Overland Park, KS, 66211

## Item 2. Person Filing
Name of person filing:
(i) Yield Point NY LLC, a New York limited liability company ("Yield Point"); and

(ii) Yisroel Ari Kluger ("Mr. Kluger").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the ''SEC'') on October 6, 2025 (the "Schedule 13G"), pursuant to which the Reporting Persons have agreed to file the Schedule 13G, this Amendment No. 1 and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 477 Madison Avenue, 24th Floor, New York, NY 10022.
Citizenship: Yield Point is a New York limited liability company. Mr. Kluger is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 526,613 shares of Common Stock outstanding as of March 31, 2026, as verified with the issuer. Yield Point holds Warrants exercisable for up to 41,581 shares of Common Stock. Such numbers of shares of Common Stock reflect the Reverse Stock Splits.

Consequently, Yield Point is the beneficial owner of 41,581 shares of Common Stock (the "Shares"). Yield Point has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by Mr. Kluger, the director of Yield Point. Mr. Kluger, as the director of Yield Point, has shared power to vote and/or dispose of the Shares beneficially owned by Yield Point. Mr. Kluger does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Kluger may be deemed to beneficially own the Shares beneficially owned by Yield Point.
Percent of class:
(A) Yield Point: 7.32 %

(B) Mr. Kluger: 7.32 %
Sole power to vote or to direct the vote:
(A) Yield Point: 0.00

(B) Mr. Kluger: 0.00
Shared power to vote or to direct the vote:
(A) Yield Point: 41,581.00

(B) Mr. Kluger: 41,581.00
Sole power to dispose or to direct the disposition:
(A) Yield Point: 0.00

(B) Mr. Kluger: 0.00
Shared power to dispose or to direct the disposition:
(A) Yield Point: 41,581.00

(B) Mr. Kluger: 41,581.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yield Point NY LLC: /s/ Yisroel Ari Kluger, Yisroel Ari Kluger, Director (05/12/2026)
- Yisroel Ari Kluger: /s/ Yisroel Ari Kluger, Yisroel Ari Kluger (05/12/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated October 6, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on October 6, 2025).